October 17, 2018

Robert P. Atwell
Chairman, President, and Chief Executive Officer
Sky440, Inc.
300 Spectrum Center Drive, Suite 400
Irvine, CA 92618

       Re: Sky440, Inc.
           Amendment 3 to Offering Statement on Form 1-A
           Filed October 3, 2018
           File No. 24-10873

Dear Mr. Atwell:

        We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment 3 to Offering Statement on Form 1-A filed October 3, 2018

Financial Statements, page F-1

1. Please update your financial statements in accordance with Part F/S(b)(3)(B), (b)(4), and
      (b)(5) of Form 1-A.
General

2. Please have counsel revise its opinion to accurately reflect the number of shares of common stock being offered.

       You may contact Tracie Towner Mariner, Staff Accountant, at (202) 551-3744 or Alfred
 Robert P. Atwell
Sky440, Inc.
October 17, 2018
Page 2

P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert P. Atwell
                                                           Division of
Corporation Finance
Comapany NameSky440, Inc.
                                                           Office of
Manufacturing and
October 17, 2018 Page 2                                    Construction
FirstName LastName